Exhibit 12.1
Volcano Corporation
Computation of Earnings to Fixed Charges Ratio
(Unaudited—in thousands)

	Years Ended December 31,
	2012	2011	2010	2009	2008
Earnings (losses)
Income (loss) before income taxes	$9,689	$18,103	$7,327	$(27,767)	$(13,085)
Fixed charges	11,663	10,269	4,330	1,895	1,208
Less: capitalized interest	1,638	1,190	—	—	—

Total	19,714	27,182	11,657	(25,872)	(11,877)

Fixed Charges
Interest expense on indebtedness and amortization of deferred financing costs	$9,368	$7,980	$2,192	$5	$113
Interest component of rentals (1)	2,295	2,289	2,138	1,890	1,095

Total	11,663	10,269	4,330	1,895	1,208

Ratio of earnings to fixed charges	1.69	2.65	2.69	(13.65)	(9.83)
Excess (deficiency) of earnings available to cover fixed charges	$8,051	$16,913	$7,327	$(27,767)	$(13,085)

(1) Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest and amortization of discount related to indebtedness.